# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sally Beauty Holdings, Inc., CIK 0001368458
CUSIP: 79546E104
Title of class of securities: COM
Address of issuer's principal executive offices: 3001 Colorado Boulevard, Denton, Texas (TX), 76210
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-25-018863
Filed by CIK 0001086619

## Reporting persons
- SCHRODER INVESTMENT MANAGEMENT GROUP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 8,442,182; shared voting power 0; sole dispositive power 8,442,182; shared dispositive power 0; aggregate amount beneficially owned 8,442,182 (8.6% of the class)
- Schroder Investment Management Limited: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 8,327,011; shared voting power 0; sole dispositive power 8,327,011; shared dispositive power 0; aggregate amount beneficially owned 8,327,011 (8.5% of the class)
- Schroder & Co. Limited: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 56,492; shared voting power 0; sole dispositive power 56,492; shared dispositive power 0; aggregate amount beneficially owned 56,492 (0.1% of the class)
- Schroder Investment Management North America Limited: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 26,679; shared voting power 0; sole dispositive power 26,679; shared dispositive power 0; aggregate amount beneficially owned 26,679 (0% of the class)

## Item 1. Issuer
Name of issuer: Sally Beauty Holdings, Inc.
Address of issuer's principal executive offices: 3001 Colorado Boulevard, Denton, US-TX, 76210, US

## Item 2. Person Filing
Name of person filing: Schroders Investment Management Group
Address of principal business office or, if none, residence: 1 London Wall Place, London, EC2Y 5AU, GB, United Kingdom
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 8,442,182
Percent of class: 8.6 %
Sole power to vote or to direct the vote: 8,442,182
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8,442,182
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SCHRODER INVESTMENT MANAGEMENT GROUP: /s/ Thomas Darnowski, Chief Executive Officer - Americas (02/12/2026)
- Schroder Investment Management Limited: /s/ Schroder Investment Management Limited, Schroder Investment Management Limited (02/12/2026)
- Schroder & Co. Limited: /s/ Schroder & Co. Limited, Schroder & Co. Limited (02/12/2026)
- Schroder Investment Management North America Limited: /s/ Schroder Investment Management North America Limited, Schroder Investment Management North America Limited (02/12/2026)
Comment: **Authorized by Power of Attorney to sign on behalf of the below Advisers:
Schroder Investment Management Group
Schroder Investment Management Limited
Schroder & Co. Limited
Schroder Investment Management North America Limited